DORSEY & WHITNEY LLP
50 South Sixth Street
Minneapolis, MN 55402

TIMOTHY S. HEARN
Partner
(612) 340-7802
FAX (612) 340-8738
hearn.tim@dorsey.com

June 15, 2005

VIA EDGAR SUBMISSION

Mr. Jim B. Rosenberg
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington DC, 20549

Re:	Lifecore Biomedical, Inc.
Form 10-K for Fiscal Year Ended June 30, 2004
Filed September 13, 2004
File No. 0-04136

Dear Mr. Rosenberg:

     On behalf of Lifecore Biomedical, Inc., a Minnesota corporation (the “Company”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), in a letter dated May 10, 2005 (the “Comment Letter”). For ease of reference in this letter, the Commission’s comments contained in the Comment Letter appear directly above the Company’s response.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2004

Management’s Discussion and Analysis

Results of Operations, pages 20-21

     1. Comment:

     Please tell us where in the filing you have provided quantification, or provide us your analysis that supports excluding quantification of each significant component of the increase in gross profit for each period presented. Explain to us the potential variability of the Company’s earnings and the likelihood that past performance is indicative of future performance.

Securities and Exchange Commission
June 15, 2005

     Response:

     In response to this comment, the Company proposes that, in future filings, it will provide additional quantification of the factors contributing to changes in its gross profit. As an indication of the type of information that the Company would provide, the Company has provided below revised versions of the gross profit paragraphs from its Form 10-K for the fiscal year ended June 30, 2004 (the “2004 Form 10-K”):

     Year ended June 30, 2004 compared with year ended June 30, 2003.

     Gross profit. Consolidated gross profit, as a percentage of net sales, was 56% in fiscal 2004 and 52% in fiscal 2003. Gross profit for the Hyaluronan Division increased to 42% in fiscal 2004 from 38% in fiscal 2003. The Company’s gross profit in fiscal 2004 would have increased by 10.0% due to a favorable shift in product mix from lower margin products to higher margin products, and by an additional 4.2% due to cost savings, however this increase was substantially offset by 10.2% due to an increase in unused manufacturing capacity charges associated with decreased hyaluronan production. Hyaluronan division gross margins are expected to increase in fiscal 2005 due to increased production which will enable the Company to reduce unused manufacturing capacity charges.

     Gross profit for the Oral Restorative Division increased to 64% in fiscal 2004 from 60% in fiscal 2003, of which 3.0% was due to a favorable shift in sales mix from lower margin products to higher margin products, 0.5% was due to reduced discounting and 0.5% was due to a reduction in material costs. Gross margins in the Oral Restorative Division are expected to be slightly higher in fiscal 2005 reflecting a consistent product sales mix and increased manufacturing volume.

     * * *

     Year ended June 30, 2003 compared with year ended June 30, 2002.

     Gross profit. Consolidated gross profit, as a percentage of net sales, was 52% in fiscal 2003 and 43% in fiscal 2002. The gross profit for the Hyaluronan Division increased to 38% in fiscal 2003 from 20% in fiscal 2002. 10.1% of this increase in gross profit was due to greater absorption of unused manufacturing capacity charges associated with increased hyaluronan production, and 7.9% was due to a favorable shift in product mix. Gross profit for the Oral Restorative Division increased to 60% in fiscal 2003 from 58% in fiscal 2002 due to a favorable shift in sales mix, which accounted for 1.8% of the increase, and reduced material costs which accounted for 0.2% of the change.

     With respect to the variability of the Company’s results, the Company’s objective is to achieve double digit revenue growth while maintaining strong financial results. Revenue growth in the Hyaluronan division has been inconsistent in the past and will likely continue to be somewhat inconsistent in the foreseeable future. This is due to the long timeframes needed to develop products, obtain regulatory approvals and introduce products in the market, particularly when working with large

Securities and Exchange Commission
June 15, 2005

device or pharmaceutical companies. Revenues in the Oral Restorative division are generally less variable than those in the Hyaluronan divisions except in the first fiscal quarter when European sales tend to be lower than the other three quarters due to extended summer holidays taken throughout Europe.

Financial Statements

Note A. Significant Accounting Policies, page F-9

Revenue Recognition

     2. Comment:

     Please tell us about your distribution process including whether the “customer” relationship is with your alliance partner or the end user. If the latter, explain how you determine sales and product returns, particularly product returns or related adjustments for the INTERGEL market withdrawal, and the extent to which you consider information from external sources in determining these amounts (e.g. alliance partner, third-party market research data comparing wholesaler inventory levels to end-customer demand). Also tell us the terms of your contract manufacturing alliances, including any pricing and production commitments, product returns, chargebacks, incentives and rebates.

     Response:

     The Company has used the term “alliance” in the 2004 Form 10-K and other reports to describe the Company’s relationship with its hyaluronan customers because it views these customers as partners in the successful marketing, distribution and sales of the hyaluronan products it either supplies as a raw material or produces on their behalf. The Company’s hyaluronan customers are typically device or pharmaceutical companies which are supplied directly with hyaluronan in a raw material powder form or specific formulations packaged as single-dose finished goods. In most instances, the Company provides ongoing project management, engineering, validation, quality assurance, manufacturing and regulatory support to its customers, which act as the distributors of its products. Hyaluronan products sold to the Company’s customers are subject to precise specifications agreed to in the Company’s supply agreements with its customers. If the products sold do not meet these specifications, they may be returned by the customer. The Company relies on a stringent product release process and conformance to cGMP standards to meet these specifications. Because of the lack of historical product returns, the Company has determined that no reserve for product returns is necessary for Hyaluronan sales. With respect to the voluntary withdrawal of INTERGEL from the market in March 2003, the Company’s supply agreement with ETHICON did not allow it to return the INTERGEL Solution to the Company after the withdrawal. As a result, no reserve for product returns was recorded in fiscal 2004 related to INTERGEL Solution.

     Oral Restorative Division sales are made directly to the end-user in the United States, Germany, Italy and Sweden based on specific purchase orders. In this case, the end-users are the dental surgeons. All other Oral Restorative Division sales are made to stocking distributors who are responsible for the marketing, distribution and sales to end-users in their territories. The Company relies on its own historical product return experience to determine the amount of reserve for product returns to be recorded.

     The Company does not offer chargebacks, incentives or rebates to any of its customers. As a result, there is no reserve recorded for these items.

Securities and Exchange Commission
June 15, 2005

Research and Development

     3. Comment:

     Please tell us the amount and nature of costs included in research and development and justify their inclusion in that caption by referencing the supporting literature in SFAS 2. In particular, you disclose that research and development costs include consulting & professional fees associated with market withdrawal of INTERGEL solution. Explain how these costs meet the definitions in SFAS 2.

     Response:

     We believe the costs charged to R & D comply with the requirements of SFAS 2, paragraphs 8. and 9.

     The following is a summary of the Company’s research and development costs for the last two fiscal years:

	2004	2003
Personnel Costs	$2,126,000	$2,162,000
Contract Services	1,558,000	1,119,000
Facilities and equipment	381,000	393,000
Materials and supplies used	198,000	256,000
Other	256,000	137,000

	$4,519,000	$4,067,000

     Research and development costs in the Hyaluronan Division include the following activities:

•	Operation of a pilot plant for developing new variations of hyaluronan

•	Development of new product formulations / applications

•	Outside testing and analysis of new hyaluronan products

•	Stability testing

•	Process and test method validation

     Research and development costs in the Oral Restorative Division include the following activities:

•	Design of new dental implant systems and associated tooling

•	Design and construction of prototypes

Securities and Exchange Commission
June 15, 2005

•	Design and testing of molds and tooling

•	Design verification and testing

•	Design of packaging alternatives

•	Clinical evaluation of designs

The consulting and professional fees associated with the market withdrawal of INTERGEL Solution were primarily related to the research and study of the products’ clinical results including a detailed analysis of complaints, study of surgical notes and patient charts. The aim of this evaluation is the re-introduction of this product to the market with appropriate modification (if any) based on applying the information derived from this study, and other experimentation. Medical experts have been retained to aid in the research and experimentation of the product to determine if the product was faulty in any way, if there was evidence of improper use, the need for modification or re-engineering and whether re-labeling is needed prior to re-introduction.

Stock Based Compensation

     4. Comment:

     Please tell us where in the filing you have provided disclosure or provide us your analysis that supports excluding disclosure of the methods and assumptions used in your determination of the risk-free rates of return. Include the source of information used and demonstrate to us that the rates used in each year were determined consistently. Compensation expense under SFAS 123 is very material and your risk-free rates of return for each year appear to be inconsistent with market interest rates during the same periods.

     Response:

     Upon further review, the Company has concluded that the risk-free rates of return shown in Note A for fiscal years ended June 30, 2003 and 2002 were not determined consistently with the rate for the fiscal year ended June 30, 2004 and so were not correct. The correct risk-free rates of return for use in calculating the compensation expense of stock-based awards in Note A would have been 3.8% and 4.5% for fiscal years ended June 30, 2003 and 2002, respectively. These revised rates were determined from the rate currently available on zero-coupon U.S. government issues with a remaining term equal to the expected life of the options. Based on these revised rates of return, compensation expense for the fiscal year ended June 30, 2003 would decrease by $42,000 from $1,841,000 to $1,799,000, and the compensation expense for the fiscal year ended June 30, 2002 would decrease by $40,000 from $2,768,000 to $2,728,000. As a result, the pro-forma net loss for fiscal years ended June 30, 2003 and 2002 would have been $2,154,000 and $7,445,000, respectively. The basic and diluted pro forma net loss per common equivalent share as reported in Note A in the 2004 Form 10-K would be unchanged. Given the small magnitude of the changes caused by this adjustment in the risk-free rates of return, the Company does not believe that an amendment of the 2004 Form 10-K is justified. In future filings, the Company will use these revised rates of risk-free return.

Securities and Exchange Commission
June 15, 2005

Note J. Restructuring Plan, page F-19

     5. Comment:

     Please tell us where in the filing you have provided disclosure or provide us your analysis that supports excluding disclosure of the facts and circumstances leading to the 2004 restructuring plan and the related charges by business segment as required by SFAS 146. Explain how this restructuring related to the INTERGEL market withdrawal.

     Response:

     The restructuring plan implemented during the fiscal year ended June 30, 2004 was not specifically related to the INTERGEL market withdrawal, but rather was intended to address excess capacity in both of the Company’s operating divisions and position the Company for profitability. The Company issued a press release on April 13, 2004, which was filed on a Form 8-K that same day, in which the financial impact of this workforce reduction was disclosed and the following statements were made: “The workforce reduction was implemented to bolster profitability on a going-forward basis, while aligning resources for future growth. These actions position the Company to focus upon growth opportunities and to leverage operations for enhanced profitability.” The financial impact of the restructuring plan is discussed in Note J in the 2004 Form 10-K and in the MD&A on pages 19 and 20, including the related charges by business segment in the table of page 20 as required by SFAS 146. In future filings, in response to this comment, the Company will include in MD&A and footnote disclosure regarding the reasons for the restructuring similar to the language in the press release quoted above. Further, the related charges by market segment will be disclosed in the footnote.

Note K. Legal Proceedings, page F-19

     6. Comment:

     Please tell us where in the filing you have provided the required disclosures under SFAS 5 and SAB 92 of your current legal proceedings, in particular those actions associated with your market withdrawal of INTERGEL or provide us your analysis that supports excluding such disclosures. SFAS 5 and SAB 92 require certain disclosures including (a) disclosure of the estimated additional loss, or range of loss, that is reasonably possible, or (b) disclosure that such an estimate cannot be made. If you cannot make an estimate, tell us the facts and circumstances preventing you from making such an estimate as well as a discussion of what is being sought in each proceeding.

Response

     Both in Item 3. “Legal Proceedings” and in Note K — Legal Proceedings in the financial statements in the 2004 Form 10-K, the Company has included a statement to the effect that ETHICON is currently defending Lifecore in each of the pending lawsuits relating to INTERGEL Solution. According to the Conveyance, License, Development and Supply Agreement dated August 8, 1994 between ETHICON and Lifecore, the Company is fully indemnified by ETHICON for all lawsuits related to the sale and use of INTERGEL Solution. As a result of this indemnification obligation, the Company does not believe that any loss reserve is necessary in accordance with SFAS 5 or SAB 92. In future filings the

Securities and Exchange Commission
June 15, 2005

Company will add additional disclosure regarding ETHICON’s obligation to indemnify Lifecore for all costs related to the lawsuits filed or to be filed related to INTERGEL Solution sold by ETHICON.

* * * *

     For your convenience, we are sending to your attention three courtesy copies of this letter. If you have any questions regarding this letter, please feel free to contact me at (612) 340-7802, or, in my absence, Amy Schneider at (612) 340-2971.

Sincerely,

/s/ Timothy S. Hearn

Timothy S. Hearn

cc:       Dennis J. Allingham, Lifecore Biomedical, Inc.